SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ----------------------------
                                 Amendment No. 3
                                   Schedule TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                          ----------------------------
                                AutoNation, Inc.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                          ----------------------------
                     Common Stock, par value $0.01 per share
                         (Titles of Class of Securities)
                          ----------------------------
                                    05329W102
                      (CUSIP Number of Class of Securities)
                          ----------------------------

                              JONATHAN P. FERRANDO
             EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                AUTONATION, INC.
                                AUTONATION TOWER
                                   29th FLOOR
                                110 SE 6th STREET
                            FORT LAUDERDALE, FL 33308
                                 (954) 769-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                 Communications on Behalf of the Filing Persons)
                          ----------------------------

                                    Copy to:
                                 GARY P. CULLEN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               333 W. WACKER DRIVE
                                CHICAGO, IL 60606

                            CALCULATION OF FILING FEE
====================================== =========================================
       Transaction Valuation(1)               Amount of Filing Fee(2)
-------------------------------------- -----------------------------------------
          $1,150,000,000                             $123,050
====================================== =========================================
(1) Estimated solely for purposes of calculating the filing fee only, based on the purchase of 50,000,000 shares of common stock at the offer price of $23.00 per share.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid: $123,050          Filing Party: AutoNation, Inc.
        Form or Registration No.: Schedule TO     Date Filed: March 10, 2006

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission (the "Commission") on March 10, 2006, Amendment No. 1 to Schedule TO filed with the Commission on March 28, 2006 and Amendment No. 2 to Schedule TO filed with the Commission on April 3, 2006 by AutoNation, Inc., a Delaware corporation ("AutoNation" or the "Company"), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, in connection with AutoNation's offer to purchase for cash up to 50,000,000 shares of its common stock, par value $0.01 per share, or such lesser number of shares of Common Stock as are properly tendered and not properly withdrawn (the "Shares"), at a price of $23.00 per Share, net to the seller in cash, without interest. AutoNation's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 2006 ("Offer to Purchase"), and in the related Letter of Transmittal ("Letter of Transmittal") which, as amended or supplemented from time to time, together constitute the Offer.

         All information in the Offer to Purchase and in the related Letter of Transmittal is hereby expressly incorporated in this Amendment No. 3 to Schedule TO by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 9.  SOURCE AND AMOUNT OF FUNDS

Item 9 of the Schedule TO is hereby amended and supplemented by adding the information filed under Item 8.01 as part of the Company's Current Report on Form 8-K filed as an exhibit to this Amendment.

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

1. On page 23 of the Offer to Purchase, after the words "Current Reports on Form 8-K Filed on February 6, 2006 and February 27, 2006 and April 3, 2006," add "and April 5, 2006."

ITEM 12. EXHIBITS

The information set forth in Item 12 is hereby amended and supplemented by adding the following exhibits:

     (a)(1)(N)    AutoNation's Form 8-K filed on April 5, 2006.

     (a)(1)(O) Reminder Notice to Participants in the AutoNation, Inc. 401(k) Plan.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    AUTONATION, INC.


                                    By: /s/ Jonathan P. Ferrando
                                        -----------------------------------
                                        Name:  Jonathan P. Ferrando
                                        Title: Executive Vice President,
                                               General Counsel and Secretary


Date:  April 5, 2006

                                INDEX TO EXHIBITS

------------------ -------------------------------------------------------------
(a)(1)(A)*         Offer to Purchase dated March 10, 2006.
------------------ -------------------------------------------------------------
(a)(1)(B)*         Letter of Transmittal.
------------------ -------------------------------------------------------------
(a)(1)(C)*         Notice of Guaranteed Delivery.
------------------ -------------------------------------------------------------
(a)(1)(D)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
------------------ -------------------------------------------------------------
(a)(1)(E)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
------------------ -------------------------------------------------------------
(a)(1)(F)*         Press Release dated March 10, 2006.
------------------ -------------------------------------------------------------
(a)(1)(G)*         Summary Advertisement.
------------------ -------------------------------------------------------------
(a)(1)(H)*         Letter to Participants in the AutoNation, Inc. 401(k) Plan.
------------------ -------------------------------------------------------------
(a)(1)(I)*         Letter to Stock Option Holders.
------------------ -------------------------------------------------------------
(a)(1)(J) Annual Report on Form 10-K for the year ended December 31, 2005, filed on March 3, 2006.
------------------ -------------------------------------------------------------
(a)(1)(K) Press release dated March 24, 2006 (incorporated by reference to Exhibit 99.1 to AutoNation's Form 8-K filed on March 24,
                   2006).
------------------ -------------------------------------------------------------
(a)(1)(L) Press release dated March 27, 2006 (incorporated by reference to Exhibit 99.1 to AutoNation's Form 8-K filed on March 27,
                   2006).
------------------ -------------------------------------------------------------
(a)(1)(M)          AutoNation's Form 8-K filed on April 3, 2006.
------------------ -------------------------------------------------------------
(a)(1)(N)          AutoNation's Form 8-K filed on April 5, 2006.
------------------ -------------------------------------------------------------
(a)(1)(O)**        Reminder Notice to Participants in the AutoNation, Inc.
                   401(k) Plan.
------------------ -------------------------------------------------------------
(b)                Not applicable.
------------------ -------------------------------------------------------------
(d)(1)* Letter Agreement, dated March 6, 2006, regarding agreement by ESL Investments, Inc. and certain affiliated entities to tender all of their shares in the tender offer.
------------------ -------------------------------------------------------------
(d)(2) AutoNation, Inc. 1991 Stock Option Plan, as amended to date (incorporated by reference to Exhibit 10.1 to AutoNation's Quarterly Report on Form 10-Q for the quarter ended June 30,
                   2000).
------------------ -------------------------------------------------------------
(d)(3) AutoNation, Inc. 1995 Amended and Restated Employee Stock Option Plan, as amended to date (incorporated by reference to
                   Exhibit 10.2 to AutoNation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).
------------------ -------------------------------------------------------------
(d)(4) AutoNation Enterprises Incorporated Amended and Restated 1995 Employee Stock Option Plan, as amended to date (incorporated by reference to Exhibit 10.3 to AutoNation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).
------------------ -------------------------------------------------------------
(d)(5) AutoNation, Inc. Amended and Restated 1995 Non-Employee Director Stock Option Plan (incorporated by reference to
                   Exhibit 10.10 to AutoNation's Annual Report on Form 10-K for the year ended December 31, 1998).
------------------ -------------------------------------------------------------
(d)(6) AutoNation, Inc. Amended and Restated 1997 Employee Stock Option Plan, as amended to date (incorporated by reference to
                   Exhibit 10.4 to AutoNation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).
------------------ -------------------------------------------------------------
(d)(7) AutoNation, Inc. Amended and Restated 1998 Employee Stock Option Plan, as amended to date (incorporated by reference to
                   Exhibit 10.5 to AutoNation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).
------------------ -------------------------------------------------------------
(d)(8) AutoNation, Inc. Senior Executive Incentive Bonus Plan (incorporated by reference to Exhibit A to AutoNation's Proxy Statement on Schedule 14A filed with the Commission on April 12, 2002).
------------------ -------------------------------------------------------------
(d)(9) AutoNation, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to AutoNation's Form 8-K filed on November 23, 2005)
------------------ -------------------------------------------------------------
(d)(10) Employment Agreement dated December 30, 2004, between AutoNation, Inc. and Michael J. Jackson, Chairman and Chief Executive Officer (incorporated by reference to Exhibit 10.1 to AutoNation's Form 8-K filed on January 3, 2005).
------------------ -------------------------------------------------------------
(d)(11) Amendment No. 1 dated March 25, 2005 to December 30, 2004 Employment Agreement with Michael J. Jackson (incorporated by reference to Exhibit 10.15 to AutoNation's Form 8-K filed on March 31, 2005).
------------------ -------------------------------------------------------------
(d)(12) Letter Agreement dated March 26, 1999 between AutoNation, Inc. and Michael E. Maroone, President and Chief Operating Officer (incorporated by reference to Exhibit 10.1 to AutoNation's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).
------------------ -------------------------------------------------------------
(d)(13) Employment Agreement dated July 27, 2005, between AutoNation, Inc. and Michael E. Maroone, President and Chief Operating Officer (incorporated by reference to Exhibit 10.1 to AutoNation's Form 8-K filed on July 27, 2005).
------------------ -------------------------------------------------------------
(d)(14) Letter Agreement dated April 18, 2000 between AutoNation, Inc. and Craig T. Monaghan, Chief Financial Officer (incorporated by reference to Exhibit 10.6 to AutoNation's Quarterly Report on Form 10-Q for the quarter ended June 30,
                   2000).
------------------ -------------------------------------------------------------
(d)(15) Form of Stock Option Agreement for stock options granted under the AutoNation, Inc. employee stock option plans (incorporated by reference to Exhibit 10.12 to AutoNation's Annual Report on Form 10-K for the year ended December 31,
                   2004).
------------------ -------------------------------------------------------------
(g)                Not applicable.
------------------ -------------------------------------------------------------
(h)                Not applicable.
------------------ -------------------------------------------------------------

---------
 *       Previously filed with the Schedule TO on March 10, 2006.
**       Filed herewith.